LEGAL OPINION

     Saya International Corporation (the "Issuer") has prepared the offering statement of Form 1-A under Regulation A without legal council and therefore we have not provided a Legal Opinion or Opinion of Council with ths offering statment.

     Please accept this statement as EX1A-12 Legal Opinion.

Saya International Corporation

/s/ William Wassink
_____________________
William Wassink
Chairman of the Board of Directors

Date: September 16, 2020